KH 3/18

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049879

SEC MAIL PROCESSING RECEIVED MAR 1 6 2015 WASH. DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LATAM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Central Park South, 2nd Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

KW 3/17

LATAM Securities LLC
Statement of Financial Condition

December 31, 2014

LATAM Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Independent Accountants Report on Statement of Exemption from Rule 15c3-3.
[ ] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jonathan Shepland, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to LATAM Securities LLC as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jonathan J Shepland

Signature

Chief Compliance Officer

Title

Lenada Joseph 3/14/15

Notary Public

LENADA JOSEPH
Notary Public - State of New York
NO. 01JO6132767
Qualified in Queens County
My Commission Expires Aug 29, 2017

LATAM Securities LLC
Table of Contents
December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Latam Securities LLC
150 Central Park South – 2nd Floor
New York, NY 10019

We have audited the accompanying statement of financial condition of Latam Securities LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Latam Securities LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 26, 2015

LATAM Securities LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	630,194
Securities owned, at fair value		6,824,935
Fixed assets (net of accumulated depreciation/amortization of $90,622)		775,052
Prepaid expenses and other assets		29,172
Total assets	$	8,259,353
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	105,103
Due to affiliate		124,500
Due to broker		445,602
Total liabilities		675,205
Member's equity		7,584,148
Total liabilities and member's equity	$	8,259,353

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

On February 27, 2014, LATAM Securities LLC (the "Company") became a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a single-member limited liability company owned by Mercantil Financial Services Ltd.

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

Income Taxes
The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Due to Broker
Due to broker represents net amounts payable to the Company's clearing broker.

Fixed Assets
Fixed assets are recorded at cost, net of accumulated depreciation/amortization, which is calculated on a straight-line basis over three to seven years.

3. Investments

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3. Investments (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/14**
Marketable equity securities	$ 6,824,935	$ -	$ -	$ 6,824,935
	$ 6,824,935	$ -	$ -	$ 6,824,935

4. Transactions with related parties

Until October 2014, the Company was charged $20,000 in rent payments to an affiliate who has a lease for office space. In November 2014, the Company moved to a new office space purchased by this affiliate. Under a lease agreement, in addition to paying for leasehold improvements, the Company was entitled to four month free rent. The Company owes $124,500 for unpaid rent and leasehold improvements to this affiliate as of December 31, 2014.

Year Ending December 31,	Total Commitments
2015	$ 200,000
2016	$ 240,000
2017	220,000
	$ 660,000

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2014, the Company had net capital of approximately $4,800,000 which exceeded its minimum capital requirement of $100,000 by approximately $4,700,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. Off-Balance-Sheet-Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company's securities are held at a single clearing broker. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to the deposit or securities.